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                             December 7, 2021

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       999 3rd Avenue, Suite 3300
       Seattle, WA 98105

                                                        Re: Arrived Homes, LLC
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed November 29,
2021
                                                            File No. 024-11325

       Dear Mr. Frazier:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2021 letter.

       Post Qualification Amendment on Form 1-A filed on November 29, 2021

       Unaudited Pro Forma Combined Financial Statements, page F-63

   1. We note your response to our comment 3 and your revisions to your post qualification amendment. It does not
appear that your pro forma financial statements reflect all of the series of the issuer.
Additionally, it appears that some series have been presented more than once. Please
revise your filing to ensure that your pro forma financial statements contain one column for
each series of the issuer. Refer to Part F/S of Form 1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Ryan Frazier
Arrived Homes, LLC
December 7, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                           Sincerely,
FirstName LastNameRyan Frazier
                                                           Division of
Corporation Finance
Comapany NameArrived Homes, LLC
                                                           Office of Real
Estate & Construction
December 7, 2021 Page 2
cc:       John Rostom, Esq.
FirstName LastName